EX-1.15 16 exhibit1-15.htm EXHIBIT 1.15

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

July 24, 2017

Item 3.	News Release

A news release issued on July 24, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. Rings the Bell to Open the Market on First Day of Trading on Toronto Stock Exchange

Full Description of Material Change

To celebrate the graduation of Aurora Cannabis Inc. (“Aurora”) to the Toronto Stock Exchange (“TSX”), senior management, directors, key stakeholders and supporters of Aurora will ring the opening bell today, as the Company starts trading on TSX.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Corporate Secretary
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED July 24, 2017.

July 24, 2017	TSXV: ACB

MEDIA ADVISORY: Aurora Cannabis Rings the Bell to Open the Market
on First Day Trading on Toronto Stock Exchange

VANCOUVER, July 24, 2017 - To celebrate the graduation of Aurora Cannabis Inc. (the "Company" or "Aurora") (TSXV: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) to the Toronto Stock Exchange (“TSX”), senior management, directors, key stakeholders and supporters of Aurora Cannabis will ring the opening bell today, as the company starts trading on Toronto Stock Exchange

When:	Monday, July 24, 2017 at 9:30 am ET

Where:	TMX Broadcast Centre
Studio
130 King St West
Toronto, Ontario

Contact:	Cam Battley
Executive Vice President
cam@auroramj.com

+1.905.864.5525

TV Editors: Live feed available via TOC (Television Operations Centre) - TSX Transmit 1

Now trading on Canada’s’ flagship stock exchange, Aurora previously began trading on the TSX Venture exchange in October of 2016. Since that time, the Company has achieved significant commercial and operational progress including:

•	Approximately doubling its active registered patients
•	Approximately tripling monthly revenue, with increased revenue per patient
•	Adding $600M in shareholder value, from ~ $350M to ~ $950M
•	Raising $175M in financing
•	Making rapid progress on construction of Aurora Sky, which is anticipated to be the world’s largest capacity, most advanced cannabis production facility
•	Acquiring a third production facility in Pointe-Claire, Québec
•	Launching international expansion in Australia and Germany
•	Raising the bar on product quality and safety for whole industry, with the world’s most comprehensive and transparent cannabis testing and disclosure protocol
•	Establishing Aurora as the second largest cannabis company in the world by market capitalization

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. In addition, the company is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, as well as owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on the TSX-V under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.
Terry Booth, CEO

###

Further information:

For Aurora Cannabis Inc.

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.